May 17, 2013

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

Nuveen Flexible Investment Income Fund (333-187712; 811-22820)

This letter responds to the comments contained in your letter dated May 2, 2013 regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Common Shares of the Nuveen Flexible Investment Income Fund (the “Fund”). For convenience, each of your comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: The second sentence of the paragraph under “Investment Objective” states that “[t]he Fund’s investment objective is to provide high current income and capital appreciation.” Since the word “Income” is in the Fund’s name, please revise the Fund’s investment objective to indicate that the Fund’s primary investment objective is to provide high current income. The Fund may have a secondary investment objective of providing capital appreciation.

Response: Section 35(d) of the Investment Company Act of 1940, as amended (“1940 Act”) prohibits a registered investment company from adopting as part of its name any word or words that the Commission finds “materially deceptive or misleading.” Rule 35d-1 under the 1940 Act states that a materially deceptive or misleading name includes the specific names that are covered by the rule, and it requires that funds with such names adopt investment policies with respect to 80 percent of their net assets in order to avoid running afoul of Section 35(d). The staff of the Division of Investment Management has stated that Rule 35d-1 would not

Securities and Exchange Commission

May 17, 2013

apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment, and has noted that “when used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.” See Frequently Asked Questions about Rule 35d-1 (available at http://sec.gov/divisions/investment/guidance/rule35d-1faq.htm.)

The Fund’s use of the term “income” in its name connotes an emphasis on the achievement of current income and does not suggest a type of investment. Rule 35d-1 does not contain any specific requirement regarding whether the investment objective or strategy suggested by the term “income” in a fund’s name be stated as a “primary” or “secondary” investment objective. Given the totality of the disclosure in the Fund’s prospectus, including the Fund’s policy of investing primarily (at least 80% of its Managed Assets, as defined in the prospectus) in income producing securities, the Fund submits that the use of the term “income” in the Fund’s name is not materially deceptive or misleading.

Prospectus Summary (Pages 1-17)

2. Comment: The last sentence of the fourth paragraph under “Portfolio Contents” on page 3 states that the Fund may invest in other investment companies. Please tell us whether “other investment companies” includes companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. If so, please also clarify in this section whether the Fund’s investments in 3(c)(1) or 3(c)(7) vehicles will be subject to any limitation.

Response: The term “other investment companies” in the referenced sentence applies to registered investment companies; the Fund notes that its ability to invest in other types of pooled vehicles is not a principal strategy of the Fund.

3. Comment: The last paragraph under “Portfolio Contents” on page 3 indicates that the Fund will invest in certain derivatives. Please tell us whether the Fund’s investments in derivatives will be counted towards the Fund’s 80% test. If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.

Response: As noted above in response to Comment 1, Rule 35d-1 does not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. The Fund’s use of the term “income” in its name connotes an emphasis on the achievement of current income and does not suggest a type of investment; in fact, the Fund has a flexible investment strategy that permits investments in debt, preferred and equity securities. While the Fund has a policy of investing at least 80% of its Managed Assets in income producing securities, such policy is intended to support the Fund’s emphasis on current income and is not the “80% test” required by Rule 35d-1. Accordingly, the question of whether derivatives will be counted toward the Fund’s “80% test” is somewhat inapposite.

Notwithstanding the foregoing, the Fund currently does not intend to count derivatives toward its policy of investing 80% of its Managed Assets in income producing securities.

Securities and Exchange Commission

May 17, 2013

4. Comment: The second sentence of the last paragraph under “Portfolio Contents” on page 3 states that the derivatives that the Fund may invest in “may include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments.” Please confirm to us that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy and that the risks of these specific derivatives are described in the appropriate sections of the prospectus.

Response: The sentence referenced above (which now appears on page 5 of the prospectus) has been revised as reflected below. As revised, the sentence describes all the derivatives that the Fund currently may invest in as a principal investment strategy. The risks of these derivatives are described in the appropriate sections of the prospectus.

(new text underlined; deleted text stricken):

“Such instruments may include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on equity securities, options on financial futures ~~options on swap contracts,~~ or other derivative instruments.”

5. Comment: The second to the last sentence of the first paragraph under “Investment Adviser and Subadviser” on page 9 states that “[a]ccording to Morningstar Fundamental Data, Nuveen Investments is the leading sponsor of closed-end funds, with over 119 funds.” Please include in this section the date as of which Morningstar made this conclusion.

Response: Agreed. The disclosure has been revised as follows: “According to Morningstar Fundamental Data, Nuveen Investments is the leading sponsor of closed-end funds (as of March 31, 2013). Nuveen Investments has approximately $57.2 billion in closed-end funds assets under management in 111 closed-end funds as of March 31, 2013.”

Summary of Fund Expenses (pages 18-19)

6. Comment: For purposes of the example following the Fee Table on page 19, please use 5% as the Fund’s annual return. See Item 3.1 of Form N-2.

Response: Agreed.

The Fund’s Investments (pages 20-29)

7. Comment: The second sentence of the first paragraph under “Financial Services Company Securities” on page 25 indicates that the Fund may invest in REITs and BDCs. If the Fund will invest in unlisted REITs or BDCs, please disclose that fact in this section.

Response: The Fund will not invest in unlisted REITs or BDCs.

8. Comment: The first sentence under “Other Investment Companies” on page 25 states that “[t]he Fund may invest in securities of other investment companies within the limits prescribed by the 1940 Act, the rules and regulations thereunder and any exemptive orders currently or in the future obtained by the Fund from the SEC.” Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Securities and Exchange Commission

May 17, 2013

Response: Agreed. The Registration Statement has been changed to disclose that the Fund has not applied for and does not currently intend to apply for such relief.

9. Comment: Please disclose in the section entitled “Illiquid Securities” on page 28 that the Fund will invest no more than 15% of its Managed Assets in securities and other instruments that, at the time of purchase, are illiquid. See page 4 of the prospectus.

Response: Agreed.

10. Please include in the appropriate section of the Prospectus Summary the information from the second, third, and fourth sentences of the paragraph under “Initial Portfolio Composition” on page 28.

Response: In order to avoid the possibility of confusion by including two varying sets of investment parameters (stated as percentages) in the Prospectus Summary, the Fund will instead include a specific cross-reference to the “Initial Portfolio Composition” section in the Prospectus Summary as follows: “For information about the Fund’s anticipated initial portfolio composition, including expected initial investment allocations to debt, preferred and equity securities, see “Portfolio Composition and Other Information – Initial Portfolio Composition” on pages 34-35.”

Risks (Pages 32-42)

11. The third sentence under “Other Investment Companies Risk” on pages 39-40 notes that “the Fund may be indirectly exposed to leverage through an investment in” other investment companies. Please also disclose in the appropriate section that this serves to magnify the risk associated with the Fund’s own leverage.

Response: Agreed. This change will be reflected in the Registration Statement.

12. The second sentence of the paragraph under “Certain Affiliations” on page 40 states that “[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions.” Please disclose in this section whether the Fund has applied for or intends to apply for such relief, and if so, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: Agreed. The Registration Statement has been changed to disclose that the Fund has not applied for and does not currently intend to apply for such relief.

Securities and Exchange Commission

May 17, 2013

Management of the Fund (pages 43-45)

13. The first sentence under “NWQ – Subadviser” on page 43 states that “Michael J. Carne, CFA, portfolio manager and Managing Director, joined NWQ in 2002.” Please disclose in greater detail Mr. Carne’s experience over the past 5 years. For example, has Mr. Carne been a portfolio manager and Managing Director since 2002?

Response: Agreed. Mr. Carne has been a portfolio manager since 2002 and Managing Director since 2006, and the Registration Statement disclosure has been updated accordingly.

14. The first sentence of third paragraph under “NWQ – Subadviser” on page 44 states that “Susi Budiman, CFA, portfolio manager and Senior Vice President, joined NWQ in 2006.” Please disclose in greater detail Ms. Budiman’s experience over the past 5 years. For example, has Mr. Budiman been a portfolio manager and Senior Vice President since 2006?

Response: Agreed. Ms. Budiman has been a portfolio manager since 2006 and was promoted from Vice President to Senior Vice President in 2013; the Registration Statement disclosure has been updated accordingly.

Description of Shares and Debt (pages 49-52)

15. Comment: Under the section entitled “Common Shares” on pages 49-50, please disclose how Common Shares are voted (e.g., one vote per share).

Response: Agreed. The following sentence has been added to this section: “The Declaration provides that each whole Common Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional share shall be entitled to a proportionate fractional vote.”

Underwriting (pages 57-58)

16. Comment: Please disclose in this section the price that will be paid by the public for the securities. See Item 5.2 of Form N-2.

Response: Agreed.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (pages 7-8)

17. Comment: Investment Restrictions (2) and (7) on page 7 state that the Fund may not borrow money or make loans, “except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act” (emphasis added). The italicized language suggests that if the Commission were to grant the Fund exemptive relief, the Fund may change its policies with

Securities and Exchange Commission

May 17, 2013

respect to borrowing money or making loans without seeking shareholder approval. In our view, the issuance of exemptive relief typically would not relieve the Fund from any obligation under Section 13 of the 1940 Act to seek shareholder approval to change fundamental policies. Accordingly, please delete the italicized language.

Response: With respect to the Fund’s borrowing money or making loans, the Fund will comply with its obligations under the 1940 Act and the conditions of any exemptive orders granted under the 1940 Act, including any requirements to obtain shareholder approval. Because the Fund will so comply, we do not believe it is necessary to delete the referenced italicized language.

Portfolio Composition (Pages 9-35)

18. Comment: The paragraph under “Total Return Swaps” on page 26 indicates that the Fund may invest in total return swaps. Please note that when the Fund does in engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: Noted. The “Derivatives Risk, including the Risk of swaps,” in the “Special Risk Considerations” and “Risks” sections of the prospectus includes disclosure regarding the risk that the derivatives market is subject to a changing regulatory environment, which could adversely affect the Fund’s ability to successfully use derivative instruments.

19. Comment: The first sentence of the third paragraph under “Segregation of Assets” on page 31 states that “[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff” (emphasis added). Please disclose in this section what is meant by the term “generally” in this context.

Response: The sentence has been replaced with, “To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used for other operational purposes.”

Securities and Exchange Commission

May 17, 2013

20. Comment: In the introductory paragraph or elsewhere in the section entitled “Board Diversification and Trustee Qualifications” on page 49 please describe how the experiences, qualifications, attributes and skills listed for each trustee led to the conclusion that the relevant trustee should serve as a trustee of the Fund. Please also disclose whether any particular factor was dispositive or controlling.

Response: Sub-item 17 under Item 18 of Form N-2 provides: “For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Registrant at the time that the disclosure is made, in light of the Registrant’s business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.” The disclosure in the section entitled “Board Diversification and Trustee Qualifications” of the SAI complies with this requirement. Item 18 does not include a requirement to “describe how the experiences, qualifications, attributes and skills listed for each trustee led to the conclusion that the relevant trustee should serve as a trustee of the Fund” or to “disclose whether any particular factor was dispositive or controlling.” Accordingly, the SAI does not include this information.

Investment Adviser and Subadvisers (pages 54-58)

21. Comment: The first sentence of the second paragraph after “Annual cash bonus” on page 56 states that “[a] portion of each portfolio manager’s annual cash bonus is based on the Fund’s investment performance, generally measured over the past one- and three-year periods unless the portfolio manager’s tenure is shorter.” Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Response: Agreed. We have modified the language to indicate that performance-based compensation will be based on pre-tax performance.

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

David P. Glatz

Enclosures
Copies (w/encl.) to	Mark Winget
Kevin McCarthy
David Wohl